UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

April 25, 2007

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12
Moscow 123610
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES COMMISSIONING OF SHEARING PRESS AT MECHEL
TARGOVISTE

Targoviste , Romania — April 25, 2007, — Mechel OAO (NYSE: MTL) announces the installation and commissioning of a new shearing press in the electric arc furnace shop at its Romanian steel plant Mechel Targoviste in compliance with its technical re-equipment plan.  The work has been completed in line with the current stage of Mechel Targoviste production facilities modernization program designed for the period of 2007-2011.

The shearing press is designed to process oversized metal scrap and provide steel melting works with high quality charge.  This is the second shearing press installed at the plant, with the first put into operation in 2004.  The new shearing press is a modern, fully automated unit, and is completely analogous to the current operating equipment in terms of its technical characteristics.  Depending on the metal used for reprocessing, its production capacity ranges from 15 to 22 tonnes per hour with a cutting force of 700 tonnes.  The manufacturer of the equipment, SIERRA of Italy, is among the global market leaders in manufacturing these units.  The project cost is about EUR 1.0 million and the payback period of the new equipment is about five months.

With the new continuous caster put into operation this year and modernization of the mills, which lead to the blooming closure, the commissioning of the second shearing press will allow the plant to increase metal scrap density with a concurrent reduction of scrap returns.  During the EAF No. 2 modernization at Mechel Targoviste in 2006, annual productivity was increased to 500 thousand tonnes.  The Company plans to significantly reduce per-tonne fixed costs with a complex of technical measures aimed at further modernization of EAF No. 2, including  modernization of the transformer and a change of the furnace’s operating charging baskets and steel teeming ladles, and to reach annual capacity of 600 thousand tonnes in 2008.

Due to the plant’s two-year experience in operating the first unit, it has high-class specialists and trained personnel capable to operate the new equipment, and eliminates the additional costs that would typically be necessary to train employees.

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Mechel OAO
Irina Ostryakova
Director of Communications
Phone: 7-495-221-88-88
irina.ostryakova@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin
Name:	Igor Zyuzin
Title:	CEO

Date:  April 25, 2007